

Mail Stop 3561

October 6, 2008

Maurice J. Gallagher, Jr.
Chairman of the Board and Chief Executive Officer
Allegiant Travel Company
3301 N. Buffalo, Suite B-9
Las Vegas, Nevada 89129

Re: **Allegiant Travel Company**
             Form 10-K for the fiscal year ended December 31, 2007
             Filed March 11, 2008
             File No. 001-33166

Dear Mr. Gallagher:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                            Sincerely,

                                            Max A. Webb
                                            Assistant Director

cc: Robert B. Goldberg
        Fax: (404) 233-2188